[LETTERHEAD OF TV AZTECA]

                   MARIO SAN ROMAN APPOINTED COO OF TV AZTECA


FOR IMMEDIATE RELEASE
---------------------

         Mexico City, October 8, 2002--TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish-language television programming in the world, announced today that Mario San Roman, prior Director of Distribution Channels of TV Azteca, was appointed COO. The move is designed to further improve TV Azteca's organizational structure and efficiency of operations.

         "After a year at TV Azteca, I have decided to streamline the operations of the company by building on a solid COO position," said Pedro Padilla, TV Azteca's CEO. "Mario, who will be reporting directly to me, is the natural selection for this post, as he has full knowledge of our production and distribution process, he has been our in-house expert in viewer tastes for the past four years. His experience, methods, and approach to viewers' preferences, were key in strengthening our programming decision processes, which has been decisive in our overall results."

         In prior days, Mr. Padilla submitted Mario San Roman's appointment to TV Azteca's board of directors for ratification, obtaining full support for the decision.

         Mr. San Roman joined TV Azteca in 1998, and started to be in charge of the Azteca 13 network. He was soon in charge of all of our distribution channels, responsibilities that he will maintain along with his new position.

         The announcement comes at a time when TV Azteca is seeking dynamic growth through innovative programming concepts, and new distribution channels such as the Azteca America Network that is dedicated to serve the US Hispanic population. The naming of Mr. San Roman is part of the management streamlining at TV Azteca, and supports last year's appointment of Pedro Padilla as CEO, as well as the August appointment of Carlos Hesles as company CFO. The post of COO had been vacant for several quarters.

         "I am excited about the challenges of the new appointment," commented Mr. San Roman. "I am committed to delivering the same top quality programming grids that have characterized us, and closely related to that, I will work hard to bringing even more efficient operations into the company, which I consider is an excellent opportunity to prove ourselves that things can


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always be better."Mr. San Roman will head the company's Executive Committee that is in charge of the day-to-day operations of TV Azteca.

         Prior to joining TV Azteca, Mr. San Roman worked at the consumer products company BDF Mexico as marketing director for Mexico for the company's personal care products.

         Mr. San Roman holds a B.A. in communication and marketing from the Universidad Iberoamericana in Mexico. He also did post-graduate marketing and management studies at the Stanford Graduate School of Business, the Instituto Panamericano de Alta Direccion de Empresa, and the Ashridge Business School in London.

Company Profile
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.


                            Investor Relations:

       Bruno Rangel                                     Rolando Villarreal
      5255 3099 9167                                      5255 3099 0041
  jrangelk@tvazteca.com.mx                           rvillarreal@tvazteca.com.mx

                             Media Relations:

                             Tristan Canales
                             5255 3099 5786
                         tcanales@tvazteca.com.mx





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